

15045323

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 1 1 2015 WASH. D.C. 201

SEC FILE NUMBER
8- 68946

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/14_____ AND ENDING_____12/31/14_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elmcore Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

8985 Eastern Avenue, Suite 205
                                         (No. and Street)

Las Vegas   Nevada   89123
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Felix Danciu   702-637-9600
                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
                        Brian W. Anson
                        (Name – *if individual, state last, first, middle name*)

    18425 Burbank Blvd., #606   Tarzana   California   91356
         (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Felix Danciu_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Elmcore Securities LLC_____, as of ____December 31____, 2014_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
THERESE K. SCHMIDT
Appt. No. 06-105966-1
My Appt. Expires March 26, 2018

_____
Signature

_____
Notary Public

_____
CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ELMCORE SECURITIES LLC

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Elmcore Securities LLC
Las Vegas, Nevada

I have audited the accompanying statement of financial condition of Elmcore Securities LLC
as of December 31, 2014 and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Elmcore Securities LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elmcore Securities LLC as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Elmcore Securities LLC's financial statements. The supplemental information is the responsibility of Elmcore Securities LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 26, 2015

ELMCORE SECURITIES LLC

Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	304,533
Other Assets		1,534
Total Assets	$	306,068

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable	$	12,774
Total Liabilities		12,774

MEMBER'S EQUITY

Member's Contributions		107,009
Retained Earnings		186,285
Total Member's Equity		293,294
Total Liabilities and Member's Equity	$	306,068

ELMCORE SECURITIES LLC

Statement of Income
For the year ended December 31, 2014

REVENUES:

Fees	$	322,500
Total Revenue		322,500

EXPENSES:

Fees Paid to Third Party Service Providers	2,715
Technology, Data and Communication Costs	1,050
Research	9,000
Promotional Fees	4,572
Travel and Entertainment	3,030
Occupancy and Equipment Expenses	14,793
Regulatory Fees	4,248
Professional Service Fees	29,150
Other General and Administrative Expenses	5,599
Tax Payments	3,750
Total Expenses	77,907

NET INCOME	$	244,593

ELMCORE SECURITIES LLC

Statement of Changes in Member's Equity
For the year ended December 31, 2014

	Total Member's Equity
Beginning Balance December 31, 2013	$ 34,003
Member Contribution	14,698
Net Income	244,593
Ending Balance December 31, 2014	$ 293,294

ELMCORE SECURITIES LLC

Statement of Cash Flows
For the year ended December 31, 2014

Operating Activities	
Net Income	$ 244,593
Adjustments to reconcile net income to net cash provided by operating activities:	
Other Assets	5,298
Accounts Payable	1,979
Total Adjustments	7,276
Net Cash Provided from Operating Activities	251,869
Financing Activities	
Member Contributions	14,698
Net Cash Provided from Financing Activities	14,698
Increase in Cash	266,568
Cash, Beginning of Year	37,965
Cash, End of Year	$ 304,533

Supplemental Disclosure of Cash Flow Information

Cash Paid During the Year for:	
Interest	0
Taxes	3,750

ELMCORE SECURITIES LLC
Notes to Financial Statements
For the year ended December 31, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Elmcore Securities LLC (the "Company") was formed in May 2011 in the State of Nevada as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and mergers and acquisitions. The Company does not hold customer funds or safeguard customer securities.

Elmcore Group, Inc. is the sole member of the Company. The Chief Executive Manager of the Company is Felix Danciu, who owns a majority of the stock of Elmcore Group, Inc.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money markets as cash equivalents.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method.

The Company adopted SFAS No. 130, "Reporting Comprehensive Income, " which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2014.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

The Company's investments in marketable equity and debt securities are classified as "available for sale." Available for sale securities are recorded at fair value in investments, at estimated fair value on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. Marketable securities are valued at market value. Securities not readily marketable are estimated by management, to approximate fair value, based on the financial information provided by independent fund managers. If pertinent information regarding not readily marketable securities is unavailable, management values these securities at cost. As of and during the entire year ended December 31, 2014, the Company held no investments in marketable equity and debt securities.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and loses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

ELMCORE SECURITIES LLC
Notes to Financial Statements
For the year ended December 31, 2014

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company has evaluated subsequent events through January 26, 2014, which is the date the financial statements were issued.

The Company is subject to audit by the taxing agencies for years ending December 31, 2011 through 2013.

Note 2: <u>COMMITMENTS AND CONTINGENCIES</u>

The Company has an expense sharing agreement with its sole member, Elmcore Group, Inc., and shares a proportional amount of the common expenses as outlined in its expense sharing agreement, as amended from time to time. The Company also has an expense sharing agreement with its affiliate, Elmcore Investment Advisors, LLC and shares half of the research subscription costs related to one vendor.

Note 3: <u>NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014 the Company had net capital of $291,760, which was $286,760 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $12,596 to net capital was 0.04 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer in its first year of operations as a broker dealer.

ELMCORE SECURITIES LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2014

	Focus 12/31/14	Audit 12/31/14	Change
Member's Equity, December 31, 2014	$ 293,294	$ 293,294	0
Less: Non-Allowable Assets:			
Other Assets	1,535	1,534	(1)
Tentative Net Capital	291,759	291,760	1
Haircuts	0	0	0
Net Capital	291,759	291,760	1
Minimum Net Capital	5,000	5,000	0
Excess Net Capital	286,759	286,760	1
Aggregate Indebtedness	$ 12,774	$ 12,774	0
Ratio of Aggregate Indebtedness to Net Capital	0.04	0.04	

The reported differences between the Focus and the Audit at December 31, 2014 are due to rounding.

ELMCORE SECURITIES LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2014

The Company is exempt from the Rule 15c3-3 as it relates to possession and
control requirements under the (k)(2)(i) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of Elmcore Securities LLC, a Nevada limited liability company ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2014 through December 31, 2014.

Elmcore Securities LLC,
a Nevada limited liability company

By: _Felix Dancin, CEO_
    (Name and Title)

Jan 26, 2015
    (Date)

BRIAN W. ANSON
Certified Public Accountant

18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Elmcore Securities LLC
Las Vegas, Nevada

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Elmcore Securities LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Elmcore Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Elmcore Securities LLC, stated that Elmcore Securities LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Elmcore Securities LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Elmcore Securities LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 26, 2015